[Chapman and Cutler LLP Letterhead]

January 14, 2022

VIA EDGAR CORRESPONDENCE

Christopher Bellacicco
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

Valkyrie ETF Trust II (the “Trust”)

File Nos. 333-258722; 811-23725

Dear Mr. Bellacicco:

This letter responds to your comments received by telephone on December 1, 2021 regarding the registration statement filed on Form N-1A for Valkyrie ETF Trust II (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on November 4, 2021 (the “Registration Statement”). The Registration Statement relates to the Valkyrie Bitcoin Miners ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please revise the prospectus in connection with comments 5-8 and comments 14-19 previously given by Lisa Larkin in a letter dated September 10, 2021 regarding the Valkyrie Bitcoin Strategy ETF, a separate series of the Trust.

Response to Comment 1

The prospectus has been revised in accordance with the Staff’s comment.

Comment 2 – General

Please revise the prospectus in connection with comments 51 and 75 previously given by Lisa Larkin in a letter dated September 10, 2021 regarding the Valkyrie Bitcoin Strategy ETF, a separate series of the Trust.

Response to Comment 2

The prospectus has been revised in accordance with the Staff’s comment.

Comment 3 – Principal Investment Strategies

The Staff notes that the disclosure states: “From these companies, the Sub-Adviser will invest at least 80% of its net assets in those bitcoin mining companies that it believes are well positioned to succeed and provide the best opportunity for capital appreciation.” Please revise the disclosure to change “its” to “the Fund’s”.

Response to Comment 3

The prospectus has been revised in accordance with the Staff’s comment.

Comment 4 – Principal Investment Strategies

The Staff notes that the 80% test seems to be focused on relative positions to succeed without tying the companies back to bitcoin mining. To be consistent with Rule 35d-1, please add a revenue or profits test relating to bitcoin mining and/or related businesses.

Response to Comment 4

In accordance with the Staff’s comment, the disclosure was revised as follows:

“The Fund is an actively-managed exchange-traded fund (“ETF”) that will invest at least 80% of its net assets (plus borrowings for investment purposes) in securities of companies that derive at least 50% of their revenue or profits from bitcoin mining operations and/or from providing specialized chips, hardware and software or other services to companies engaged in bitcoin mining.”

Comment 5 – Principal Investment Strategies

The Staff notes the disclosure states: “The Sub-Adviser has the ability to consider its own ESG criteria based on its own ESG methodologies and assessments or those of third-party providers.” Please elaborate on the Sub-Advisers ESG criteria (i.e., how it differs from standard ESG criteria).

Response to Comment 5

Please note that the disclosure has been updated to clarify that the Adviser will be considering its own ESG criteria rather than the Sub-Adviser. The Adviser focuses on sustainability across all of its investments and targets specific metrics in this area. The key threshold for holdings in the Fund will be that at least 80% of mining companies use 50% or more renewable energy for their respective mining activities. The prospectus has been revised in accordance with this.

Comment 6 – General

Please confirm to the Staff that any investments by the Fund in government securities and cash would be for temporary defensive purposes.

Response to Comment 6

The Fund confirms that investments in government securities and cash will be used for temporary defensive purposes.

Comment 7 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the ETF, the remaining risks may be alphabetized. See ADI 2019-08, Improving Principal Risk Disclosure.

Response to Comment 7

The Fund has revised its risk disclosure to order the risks in order of importance as requested by the Staff.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren

                 Morrison C. Warren

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